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CUSIP No. 612071 10 0                                        (Page 1 of 5 Pages)




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                          MONTANA MILLS BREAD CO., INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   612071 10 0
                                 (CUSIP Number)

                                 SUSAN O'DONOVAN
                         2171 MONROE AVENUE, SUITE 205A
                            ROCHESTER, NEW YORK 14618
                                 (585) 242-7540

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 23, 2003
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
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CUSIP No. 612071 10 0                                        (Page 2 of 5 Pages)

1      NAMES OF REPORTING PERSONS:  SUSAN O'DONOVAN

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                    (b)  [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS:  PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
                                                                  INAPPLICABLE

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

   NUMBER OF SHARES     7      SOLE VOTING POWER:  1,609,026
BENEFICIALLY OWNED BY
EACH REPORTING PERSON   8      SHARED VOTING POWER:  0
         WITH
                        9      SOLE DISPOSITIVE POWER:  1,609,026

                        10     SHARED DISPOSITIVE POWER:  0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,189,374

       (includes 2,580,348 shares over which the Reporting Person's husband has sole voting and dispositive power)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
                                                                    INAPPLICABLE

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  53.5%

14     TYPE OF REPORTING PERSON:  IN


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CUSIP No. 612071 10 0                                        (Page 3 of 5 Pages)


      This Amendment No. 1 is filed by Susan O'Donovan (the "Reporting Person") and amends Items 4 and 6 of the Statement on Schedule 13D filed by the Reporting Person on July 8, 2002 (the "Statement"). This Amendment No. 1 relates to the Common Stock, $.001 par value (the "Shares") of Montana Mills Bread Co., Inc., a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement.

Item 4. Purpose of Transaction.

      Item 4 of the Statement is amended and restated in its entirety as follows:

      The Reporting Person is holding the Shares identified in the Statement with the present intention of effecting the merger transaction described below.

      The Issuer has entered into an Agreement and Plan of Merger, dated as of January 23, 2003 (the "Merger Agreement"), with Krispy Kreme Doughnuts, Inc., a North Carolina corporation ("Krispy Kreme"), and Oliver Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Krispy Kreme ("Merger Sub"), which, among other things, provides that the Merger Sub will merge with and into the Issuer (the "Merger"), and the Issuer will continue as the surviving corporation (the "Surviving Corporation") and be a wholly-owned subsidiary of Krispy Kreme. The Reporting Person is not a party to the Merger Agreement.

      Under Delaware law, the holders of a majority of the outstanding Shares must approve the Merger. Together, the Reporting Person and the Reporting Person's spouse, Eugene O'Donovan (the "Reporting Person's Spouse"), beneficially own 4,189,374 shares or approximately 53.5% of the outstanding Shares, which constitutes a majority of the Shares. The Reporting Person and the Reporting Person's Spouse each executed Written Consents on January 23, 2003 approving the Merger Agreement, the Merger and the transactions relating thereto. Thus, no further stockholder action is required with respect to the Merger Agreement, the Merger or the transaction relating thereto.

      At the effective time of the proposed Merger (the "Effective Time"), each of the Shares issued and outstanding immediately prior to the Effective Time will be converted into the right to receive shares of Krispy Kreme common stock. All of the Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any of the Shares shall cease to have any rights with respect thereto, other than the right to receive Krispy Kreme common stock and cash in lieu of fractional shares of Krispy Kreme common stock.

      Upon consummation of the Merger: (i) the Shares will be delisted from the American Stock Exchange and will no longer be publicly traded; and (ii) the shares of Krispy Kreme common stock issued in exchange therefor are expected to be listed on the New York Stock Exchange. Upon consummation of the Merger, it is expected that the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      Upon consummation of the Merger: (i) the directors of the Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; (ii) the officers of the Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; (iii) the certificate of incorporation of the Issuer, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation; and
(iv) the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation.
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CUSIP No. 612071 10 0                                        (Page 4 of 5 Pages)


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Registrant.


      Item 6 of the Statement is amended and restated in its entirety as follows:

      The information set forth in Item 4 above is incorporated herein by reference.

      Except as described in this Item 6 of Amendment No. 1, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Attached as Exhibit 99.1 is the Written Consent of Susan O'Donovan.

      Attached as Exhibit 99.2 is the Written Consent of the Eugene O'Donovan Grantor Retained Annuity Trust, over which the Reporting Person has sole voting and dispositive power.
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CUSIP No. 612071 10 0                                        (Page 5 of 5 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003                  /s/ Susan O'Donovan
                                         -----------------------------------
                                         Susan O'Donovan